Rule 17g-1(g)(2)

Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund has filed a claim under its Investment Company Blanket Bond to recover losses incurred as a result of fraudulent equity options trading conducted by a former employee of the fund’s investment adviser.  The amount of the claim is $41,970.